Exhibit 99.13

NWT URANIUM CORP.

(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2008 AND 2007 AND
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the years presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Auditors' Report

To the Shareholders of
NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.)
(An Exploration Stage Company)

We have audited the consolidated balance sheet of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) as at December 31, 2008 and the consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended were audited by other auditors who expressed an unqualified opinion on those consolidated financial statements in their report dated April 2, 2008.

Signed: “MSCM LLP”

Chartered Accountants Licensed
Public Accountants

Toronto, Ontario
April 22, 2009

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 22, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 22, 2009

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2008	2007
		(Note 17)

Assets

Current
Cash	$7,434,502	$905,473
Short term investments (Note 2)	52,724	12,318,540
Due from Niger Uranium Limited (Notes 10 and 11)	-	576,133
Amounts receivable and prepaid expenses	2,105,105	481,520
Income taxes recoverable	910,965	-

	10,503,296	14,281,666
Property expenditure advances	34,154	61,119
Fixed assets (Note 5)	482,811	676,627
Investment in Niger Uranium Limited (Note 11)	3,107,920	17,067,165
Interest in exploration properties and
deferred exploration expenditures (Note 6 and statement)	3,992,067	5,339,961

	$18,120,248	$37,426,538

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities (Note 10)	$413,722	$628,670
Income taxes payable	-	3,312,134

	413,722	3,940,804
Future income tax liability (Note 12)	422,419	667,953

	836,141	4,608,757

Shareholders' equity (statement)	17,284,107	32,817,781

	$18,120,248	$37,426,538

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 16)

APPROVED ON BEHALF OF THE BOARD:

Signed	"John Lynch"	, Director	Signed	"David Subotic"	, Director

The accompanying notes are an integral part of these consolidated financial statements. - 1 -

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception
		(Note 17)

Expenses
Stock based compensation expense (Note 9)	$448,978	$359,082	$1,146,144	$2,871,855
Management and administrative services	699,308	571,805	560,289	2,095,585
Investor relations and promotion	15,858	203,920	366,021	1,255,827
Professional fees	1,020,286	467,627	178,797	1,809,047
Office and administration	350,282	122,493	97,447	716,090
Travel expenses	162,649	128,121	117,361	446,942
Shareholders information	143,083	146,493	53,947	389,771
Regulatory fees	26,946	32,098	49,740	257,275
Amortization	203,384	120,885	3,826	330,541
Government fees and taxes	6,500	8,871	19,503	34,874
Foreign exchange loss (gain)	13,453	48,390	(11,483)	51,935

	3,090,727	2,209,785	2,581,592	10,259,742

Net loss for the period before the following:	(3,090,727)	(2,209,785)	(2,581,592)	(10,259,742)
Gain on disposition of Irhazer and In Gall
Projects, Niger (Note 11)	-	19,260,008	-	19,260,008
Loss on disposition of fixed assets	(3,856)	-	-	(3,856)
Exploration properties and deferred exploration
expenditures written-off	-	(1,639,305)	(208,748)	(2,450,246)
Strategic Alliance fee	(657,882)	-	-	(657,882)

Net (loss) income for the year before (recovery of)
provision for corporate taxes:	(3,752,465)	15,410,918	(2,790,340)	5,888,282

(Recovery of) provision for corporate taxes (Note 12)
Current income taxes	(1,030,673)	3,312,134	-	2,281,461
Future income taxes	69,019	353,400	(368,856)	8,363

	(961,654)	3,665,534	(368,856)	2,289,824

Net (loss) income for the year	$(2,790,811)	$11,745,384	$(2,421,484)	$3,598,458

(Loss) income per share - basic and diluted	$(0.03)	$0.11	$(0.03)

Weighted average number of common shares - basic	110,404,493	105,337,248	95,891,751

Weighted average number of common shares - diluted	110,404,493	106,118,568	95,891,751

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception
		(Note 17)

Net (loss) income for the year	$(2,790,811)	$11,745,384	$(2,421,484)	$3,598,458

Other comprehensive (loss) income

Net unrealized (loss) gain on available-for-sale
investment	(14,250,841)	770,112	-	(13,480,729)

	$(17,041,652)	$12,515,496	$(2,421,484)	$(9,882,271)

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception
		(Note 17)

Cash provided by (used in)
OPERATING ACTIVITIES
Net (loss) income for the period	$(2,790,811)	$11,745,384	$(2,421,484)	$3,598,458
Stock based compensation expense	448,978	359,082	1,146,144	2,871,855
Future income taxes	69,019	353,400	(368,856)	8,363
Interest income received and capitalized	360,077	690,155	391,338	1,441,570
Gain on disposition of Irhazer and In
Gall Projects, Niger	-	(19,260,008)	-	(19,260,008)
Loss on disposition of fixed assets	3,856	-	-	3,856
Amortization	203,384	120,885	3,826	330,541
Exploration properties and deferred exploration
expenditures written-off	-	1,639,305	208,748	2,450,246
Changes in non-cash working
capital items
Amounts receivable and prepaid expenses	75,477	(363,346)	(25,405)	(406,043)
Accounts payable and accrued liabilities	(238,577)	193,614	101,936	165,080
Income taxes recoverable (payable)	(4,223,099)	3,312,134	-	(910,965)

	(6,091,696)	(1,209,395)	(963,753)	(9,707,047)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	1,000,000	-	17,007,958	21,541,385
Exercise of warrants	-	286,363	732,976	1,240,214
Exercise of options	-	320,000	273,200	935,361

	1,000,000	606,363	18,014,134	23,716,960

INVESTING ACTIVITIES
Due from Niger Uranium Limited	576,133	(576,133)	-	-
Fixed asset purchases	(40,524)	(881,955)	(157,092)	(1,071,970)
Interest in exploration properties and
deferred exploration	(574,550)	(4,477,982)	(3,842,406)	(9,875,275)
Redemption (purchase) of short-term investment	12,265,816	(2,837,832)	(9,250,000)	177,984
Purchase of investment in Niger Uranium Limited	(606,150)	-	-	(606,150)
Cash proceeds from disposition of Irhazer and In Gall
Projects, Niger	-	4,800,000	-	4,800,000

	11,620,725	(3,973,902)	(13,249,498)	(6,575,411)

Change in cash	6,529,029	(4,576,934)	3,800,883	7,434,502

Cash, beginning of period	905,473	5,482,407	1,681,524	-

Cash, end of period	$7,434,502	$905,473	$5,482,407	$7,434,502

SUPPLEMENTAL INFORMATION (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

From Inception (September 26, 2003) to December 31, 2008

					Accumulated
					Other
	Common	Special		Contributed	Comprehensive	Accumulated
	Shares	Warrants	Warrants	Surplus	Income	Deficit	Total

Issue of shares for cash	$101	$-	$-	$-	$-	$-	$101
Issue of special warrants for cash	-	195,409	-	-	-	-	195,409
Loss for the year	-	-	-	-	-	(33,097)	(33,097)

Balance, December 31, 2003	101	195,409	-	-	-	(33,097)	162,413
Public offering, net of issue costs	1,321,537	-	-	-	-	-	1,321,537
Conversion of special warrants	195,409	(195,409)	-	-	-	-	-
Flow through private placement, net
of issue costs	114,891	-	-	-	-	-	114,891
Stock based compensation	-	-	-	424,183	-	-	424,183
Private placement, net of issue costs	539,911	-	256,935	-	-	-	796,846
Loss for the year	-	-	-	-	-	(1,121,460)	(1,121,460)

Balance, December 31, 2004	2,171,849	-	256,935	424,183	-	(1,154,557)	1,698,410
Private placement, net of issue costs	1,636,155	-	222,749	-	-	-	1,858,904
Exercise of stock options	101,500	-	-	(44,000)	-	-	57,500
Flow through tax effect on date of renunciation	(45,200)	-	-	-	-	-	(45,200)
Stock based compensation	-	-	-	493,468	-	-	493,468
Exercise of warrants	283,475	-	(62,600)	-	-	-	220,875
Shares issued for interest in exploration properties
and deferred exploration expenditures	182,000	-	-	-	-	-	182,000
Loss for the year	-	-	-	-	-	(1,780,074)	(1,780,074)

Balance, December 31, 2005	$4,329,779	$-	$417,084	$873,651	$-	$(2,934,631)	$2,685,883

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in Canadian Dollars)

From Inception (September 26, 2003) to December 31, 2008

					Accumulated	Accumulated
					Other	Retained
	Common	Special		Contributed	Comprehensive	Earnings
	Shares	Warrants	Warrants	Surplus	Income	(Deficit)	Total

Balance, December 31, 2005	$4,329,779	$-	$417,084	$873,651	$-	$(2,934,631)	$2,685,883
Private placement, net of issue costs	12,555,474	-	3,982,884	-	-	-	16,538,358
Exercise of stock options	476,800	-	-	(203,600)	-	-	273,200
Flow through tax effect on date of renunciation	(295,085)	-	(73,771)	-	-	-	(368,856)
Stock based compensation	-	-	-	1,197,663	-	-	1,197,663
Shares issued for interest in exploration
properties and deferred exploration
expenditures (Notes 6(b)(c)(e))	469,600	-	-	-	-	-	469,600
Exercise of warrants	941,458	-	(208,482)	-	-	-	732,976
Expired warrants	-	-	(167,733)	167,733	-	-	-
Loss for the year	-	-	-	-	-	(2,421,484)	(2,421,484)

Balance, December 31, 2006	18,478,026	-	3,949,982	2,035,447	-	(5,356,115)	19,107,340
Shares issued for interest in exploration
properties and deferred exploration
expenditures (Notes 6(b)(f)(g))	229,500	-	-	-	-	-	229,500
Exercise of options	320,000	-	-	-	-	-	320,000
Fair value of option exercise	217,500	-	-	(217,500)	-	-	-
Exercise of warrants	286,363	-	-	-	-	-	286,363
Fair value of warrant exercise	43,454	-	(43,454)	-	-	-	-
Expired warrants	-	-	(767,628)	767,628	-	-	-
Stock based compensation (Note 9)	-	-	-	359,082	-	-	359,082
Net unrealized gain on available-for-sale
long-term investment	-	-	-	-	770,112	-	770,112
Income for the period	-	-	-	-	-	11,745,384	11,745,384

Balance, December 31, 2007	$19,574,843	$-	$3,138,900	$2,944,657	$770,112	$6,389,269	$32,817,781

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in Canadian Dollars)

From Inception (September 26, 2003) to December 31, 2008

					Accumulated	Accumulated
					Other	Retained
	Common	Special		Contributed	Comprehensive	Earnings
	Shares	Warrants	Warrants	Surplus	Income	(Deficit)	Total

Balance, December 31, 2007	$19,574,843	$-	$3,138,900	$2,944,657	$770,112	$6,389,269	$32,817,781
Shares issued for interest in exploration
properties and deferred exploration
expenditures (Notes 6(g))	59,000	-	-	-	-	-	59,000
Private placement (Note 7(b))	1,000,000	-	-	-	-	-	1,000,000
Expired warrants	-	-	(3,138,900)	3,138,900	-	-	-
Stock based compensation (Note 9)	-	-	-	448,978	-	-	448,978
Net unrealized (loss) on available-for-sale
long-term investment	-	-	-	-	(14,250,841)	-	(14,250,841)
Loss for the period	-	-	-	-	-	(2,790,811)	(2,790,811)

Balance, December 31, 2008	$20,633,843	$-	$-	$6,532,535	$(13,480,729)	$3,598,458	$17,284,107

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception

Bear Project, Canada (Note 6(a))
Opening balance	$-	$-	$-	$-

Transportation	-	-	-	222,287
Drilling	-	-	-	85,865
Acquisition costs	-	-	-	62,506
Camp costs	-	-	-	60,671
Project management fees	-	-	-	40,759
Labour	-	-	-	29,741
Geological, reports and maps	-	-	-	9,223
Consulting fees	-	-	-	23,613
General	-	-	-	63,004
Analysis and assays	-	-	-	12,466
Interest income	-	-	-	(7,942)

Activity during the year	-	-	-	602,193
Write-off of Bear Project	-	-	-	(602,193)

Closing balance	$-	$-	$-	$-

Picachos Project, Mexico (Note 6(b))
Opening balance	$1,990,494	$1,260,664	$750,906	$-

Geological, reports and maps	-	119	65,994	201,664
Geology	118,804	19,982	-	138,786
Labour	-	-	-	8,830
Earthwork and roads	26,690	81,101	6,017	113,808
Environment	34,119	6,896	-	41,015
Line and grid cutting	-	-	15,121	15,121
Geophysics	3,835	63,448	87,756	155,039
Geochemistry	-	4,524	-	4,524
Camp costs	1,629	2,401	21,202	31,172
Transportation	-	-	1,022	6,386
Management fees	-	-	-	8,965
Professional fees	-	-	3,604	12,139
Drilling	40,226	379,691	2,285	425,607
Option payments	15,609	15,570	403,904	549,083
Staking	27,373	4,070	-	47,369
General	14,410	27,976	689	71,596
Analysis and assaying	-	-	-	127,346
Exploration advance	-	-	-	297,739
Property payments	-	214,000	-	214,000
Interest income	(154,292)	(89,948)	(97,836)	(351,292)

Activity during the year	128,403	729,830	509,758	2,118,897

Closing balance	$2,118,897	$1,990,494	$1,260,664	$2,118,897

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Continued)
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception

Waterbury Project, Canada (Note 6(c))
Opening balance	$-	$939,967	$169,747	$-

Assays	-	-	5,464	5,464
Geological, reports and maps	-	810	4,597	82,104
Drilling	-	294,548	221,912	516,460
Geophysics	-	105,885	328,996	434,881
Labour	-	-	69,500	69,500
Professional fees	-	-	10,799	10,799
Management fees	-	-	73,478	73,478
Operating costs	-	-	118,846	118,846
Option payment	-	25,000	79,000	197,050
Administration	-	110,880	-	110,880
Termination payment	-	252,358	-	252,358
Government assistance	-	(3,378)	(44,536)	(47,914)
Interest income	-	(86,765)	(97,836)	(184,601)

Activity during the year	-	699,338	770,220	1,639,305
Write-off of Waterbury Project	-	(1,639,305)	-	(1,639,305)

Closing balance	$-	$-	$939,967	$-

Fire Fly Project, United States (Note 6(d))
Opening balance	$-	$-	$114,697	$-

Geological, reports and maps	-	-	16,226	34,692
Professional fees	-	-	-	8,173
Option payment	-	-	-	58,485
Exploration advance	-	-	-	7,500
Consulting	-	-	20,727	23,707
Claim staking	-	-	4,384	22,238
Field expenses	-	-	1,659	1,659
Geotechnician	-	-	8,588	8,588
General	-	-	8,017	8,102
Travel and accommodation	-	-	3,537	4,691
Rentals	-	-	4,586	4,586
Interest income	-	-	(19,175)	(19,175)

Activity during the year	-	-	48,549	163,246
Write-off of Fire Fly Project	-	-	(163,246)	(163,246)

Closing balance	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Continued)
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception

Irhazer and In Gall Projects, Niger (Note 6(e) and Note 11)
Opening balance	$-	$1,097,599	$40,351	$-

Project administration costs	-	117,058	284,828	442,237
Acquisition costs	-	-	223,848	223,848
Camp costs	-	10,532	6,606	17,138
Drilling	-	22,294	-	22,294
Environmental	-	105,386	96,516	201,902
Geological	-	70,987	17,248	88,235
Geochemistry	-	6,760	-	6,760
Geophysical	-	200,967	98,982	299,949
Line and grid cutting	-	16,018	4,390	20,408
Surveys	-	-	422,666	422,666
Recovery of costs	-	(112,797)	-	(112,797)
Interest income	-	(204,307)	(97,836)	(302,143)
Disposal of Irhazer and In
Gall Projects (Note 9)	-	(1,330,497)	-	(1,330,497)

Activity during the year	-	(1,097,599)	1,057,248	-

Closing balance	$-	$-	$1,097,599	$-

North Rae Uranium Project, Canada (Note 6(f))
Opening balance	$2,999,163	$889,200	$-	$-

Camp costs	-	32,170	-	32,170
Drilling	48,093	285,376	-	333,469
Environment	3,150	3,050	-	6,200
Geophysical	16,291	179,535	11,802	207,628
Geochemical	-	5,062	-	5,062
Geology	40,418	1,693,006	-	1,733,424
Exploration	-	-	716,190	716,190
Staking	68,442	4,080	81,950	154,472
Acquisition costs	30,000	83,270	97,084	210,354
Professional fees	16,432	1,658	56,806	74,896
Survey costs	-	63,435	-	63,435
Administration	9,363	14,170	4,023	27,556
Quebec government assistance recovery	(1,392,825)	-	-	(1,392,825)
Interest income	(131,120)	(254,849)	(78,655)	(464,624)

Activity during the year	(1,291,756)	2,109,963	889,200	1,707,407

Closing balance	$1,707,407	$2,999,163	$889,200	$1,707,407

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Continued)
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception

Daniel Lake Uranium Project, Canada (Note 6(g))
Opening balance	$350,304	$-	$-	$-

Staking	-	40,260	-	40,260
Professional fees	16,228	2,785	-	19,013
Acquisition costs	108,401	127,754	-	236,155
Survey costs	2,372	219,605	-	221,977
Geophysical	2,411	4,220	-	6,631
Geochemistry	-	760	-	760
Geology	3,096	8,018	-	11,114
Administration	9,788	1,188	-	10,976
Quebec government assistance recovery	(252,172)	-	-	(252,172)
Interest income	(74,665)	(54,286)	-	(128,951)

Activity during the year	(184,541)	350,304	-	165,763

Closing balance	$165,763	$350,304	$-	$165,763

TOTAL	$3,992,067	$5,339,961	$4,187,430	$3,992,067

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

1.         NATURE OF OPERATIONS

NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) (the "Company" or "NWT") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11 "Enterprises in the Development Stage", is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of December 31, 2008, the Company has interests in Canada, Niger and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying values of exploration properties and deferred exploration expenditures and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to obtain financing necessary to complete development of the properties, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company's exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at December 31, 2008, the Company had cash of $7,434,502 (2007 - $905,473), short term investments of $52,724 (2007 - $12,318,540) and working capital of $10,089,574 (2007 - $10,340,862). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year except as disclosed below. These policies conform, in all material respects, with United States generally accepted accounting principles ("US GAAP"), except as discussed in Note 14. Outlined below are those policies considered particularly significant.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Northwest Mineral Mexico, S.A. de C.V. All material inter-company balances and transactions have been eliminated. All references to the Company should be treated as references to the Company and its subsidiary.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short term Investments
Short-term investments are comprised of highly liquid Canadian dollar denominated guaranteed investment certificates with terms to maturity of greater than 90 days but not more than one year. Short-term investments are carried at their fair value and are classified as held-for-trading. As at December, 31, 2008, short term investments consisted of the following items:

Guaranteed Investment Certificate, due June 11, 2009 interest rate - 1.95%	$52,724

As at December 31, 2007, the Company had $51,202 and $12,267,338 Guaranteed Investment Certificate bearing interest at 4.30% and 4.40% maturing June 11, and July 26, 2008 respectively.

Fixed Assets

Fixed assets are recorded at cost. Amortization is recorded on the declining balance basis at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Field equipment	20%
Vehicle	30%

Interest in Exploration Properties and Deferred Exploration Expenditures
On March 27, 2009, the Emerging Issues Committee issued EIC-174, Mining Exploration Costs. This new EIC provides additional guidance in light of the potential adverse impact of the current economic and financial turmoil on the carrying value of the deferred exploration costs. The EIC is effective for financial statements issued on or after March 27, 2009 and as such applies to the Company's deferred exploration expenditure costs as at December 31, 2008. Management applied a market approach in its review using data from third party reports on the Company's exploration properties in conjunction with values of property transactions in the same geographical area where the Company's properties are located. The approach resulted in a range of estimated recoverable amounts. The carrying amounts of deferred exploration costs on properties were in excess of their estimated recoverable amounts.

Interest in exploration properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations at the time of abandonment or sale.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

The Company qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against deferred exploration costs incurred when the Company has complied with the terms and conditions of the program and the recovery is reasonably assured.

The Company capitalizes interest income earned from cash and short-term investments to its properties.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations
The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. The Company did not have any asset retirement obligations as at December 31, 2008, 2007 and 2006.

Flow-Through Financing
The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

Stock Based Compensation Plan
The Company has a stock option plan that is described in Note 9. The fair value of any stock options granted to directors, officers, consultants and employees is recorded as an expense over the vesting period with a corresponding increase recorded to contributed surplus. The fair value of the stock based compensation is determined using the Black-Scholes option pricing model and management's assumptions are disclosed in Note 9. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Income Taxes
The Company uses the future income tax asset and liability method of accounting for income taxes. Under this method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Impairment of Long-Lived Assets
The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

(Loss) Income Per Common Share
Basic (loss) income per share is computed by dividing the (loss) income for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted (loss) income per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation
The Company's functional and reporting currency is the Canadian dollar. All of the Company's subsidiary operations are classified as integrated for foreign currency translation purposes. Foreign currency monetary assets and liabilities are translated at the year end exchange rate. Non-monetary assets, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in operations for the period in which they occur. Unless otherwise stated, all amounts are in Canadian dollars.

Measurement Uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the reporting period. The most significant estimates are related to the recoverability of exploration expenditures, stock based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Financial Instruments and Comprehensive (Loss) Income
All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are required to be measured at fair value on initial recognition. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in the statement of operations in the period in which they arise; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in the statement of operations. Financial instruments classified as held-to-maturity, loans and receivables, and other financial liabilities are subsequently measured at amortized cost.

The Company has made the following classifications:

Cash	Held-for-trading
Short term investments	Held-for-trading
Due from Niger Uranium Limited	Loans and Receivables
Amounts receivable	Loans and Receivables
Investment in Niger Uranium Limited	Available-for-Sale
Accounts payable and accrued liabilities	Other Liabilities

Transaction costs are expensed as incurred for financial instruments classified as held for trading. For other financial instruments, transaction costs are expensed on initial recognition. The Company accounts for regular purchases and sales of financial assets using trade date accounting.

Entities which are not controlled and over which the Company does not have the ability to exercise significant influence are accounted for using the cost method. Under this method, the Company records the initial investment at cost and classifies the investment as an available-for-sale financial instrument with changes in fair value reflected through other comprehensive income. The Company' holds a 33.2% investment in Niger Uranium Limited ("Niger Uranium").

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: "Capital Disclosures" ("Handbook Section 1535"), "Financial Instruments – Disclosures" ("Handbook Section 3862"), and "Financial Instruments – Presentation" ("Handbook Section 3863"). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4(b) to these consolidated financial statements.

Amendments to Section 1400 – General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include additional requirements to assess and disclose an entity's ability to continue as a going concern. The amendments to section 1400 are effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets
In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets.

The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Changes (continued)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace Section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - "Consolidated and Separate Financial Statements".

The Company is in the process of evaluating the requirements of the new standards.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009.

The Company is currently evaluating the effects of adopting this standard.

3.         CAPITAL MANAGEMENT

The Company's objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which is comprised of common shares, warrants, contributed surplus, accumulated other comprehensive (loss) income and accumulated deficit which at December 31, 2008 totaled $17,284,107 (2007 - $32,817,781).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of mineral properties. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurances that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

4.         PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS

(a) Property risk

The Company's mining interests ("Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's Property Interests would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, short term investments and amounts receivable. Cash and short term investments consist of cash, money market investments and guaranteed investment certificates, which have been invested with reputable financial institutions. Financial instruments included in amounts receivable consist of deposits held with service providers. Amounts receivable are in good standing as of December 31, 2008. Management believes that the credit risk concentration with respect to financial instruments included in cash, short term investments and amounts receivable is minimal.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008, the Company had a cash and short term investment balance of $7,487,226 (2007 - $13,224,013) to settle current liabilities of $413,722 (2007 -$3,940,840). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short term guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

4.         PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

Market risk (continued)

(ii) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations and exploration costs in Mexico on a cash call basis. The Company maintains Mexican Peso and US Dollar bank accounts in Mexico. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(iii) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Fair Value

The Company has classified, for accounting purposes, its cash and short term investments as held-for-trading, which are measured at fair value. Amounts receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which is approximately equivalent to fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost which is also approximately equivalent to fair value.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a one year period. The sensitivity analysis shown in the notes below may differ materially from actual results.

(i)	Short term investments have fixed interest rates therefore they are not subject to interest rate fluctuations.

(ii)

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents and accounts payable and accrued liabilities that are denominated in Mexican Pesos and United States dollars. As at December 31, 2008, had the Mexican Peso and US dollar increased/decreased by 5% against the Canadian dollar with all other variables held constant, the Company's reported net income for the year ended December 31, 2008 would have been approximately $46,200 higher/lower. Similarly, as at December 31, 2008, the Company's reported shareholders' equity would have been approximately $46,200 higher/lower as a result of a 5% increase/decrease in the Mexican Peso and US dollar.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

4.         PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

Sensitivity analysis (continued)

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of December 31, 2008, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

(iv)

The Company's long term investment in Niger Uranium Limited, a public company, is sensitive to a plus or minus 20% change in equity prices which would affect comprehensive income (loss) by approximately $621,600.

5.         FIXED ASSETS

			Net Carrying			Net Carrying
			Value			Value
		Accumulated	December 31,		Accumulated	December 31,
	Cost	Amortization	2008	Cost	Amortization	2007

Computer equipment	$35,327	$15,915	$19,412	$24,005	$10,258	$13,747
Furniture and fixtures	3,624	1,334	2,290	8,290	829	7,461
Field equipment	761,704	306,418	455,286	761,704	114,603	647,101
Vehicle	9,786	3,963	5,823	9,786	1,468	8,318

	$810,441	$327,630	$482,811	$803,785	$127,158	$676,627

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

6.          INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

(a) Bear Project, Canada

The Company and Fronteer Development Group Inc. ("Fronteer") executed a definitive formal agreement (the "Agreement") along with several amending agreements covering the Conjuror, Achook, McPhoo, and Longtom claims in the Northwest Territories (collectively, the “Bear Project”). Pursuant to the Agreement, the Company had the right to earn up to 50% interest in the Bear Project for the following consideration:

(i)	an initial payment to Fronteer of $20,000 cash (paid);
(ii)	completion of exploration expenditures by the Company in the amount of $5,000,000 over a five-year period ending September 26, 2008.
(iii)	annual cash payments to Fronteer, commencing on the first year anniversary of the Option Agreement of $30,000 (paid), $40,000, $50,000, $60,000 and $70,000 respectively over a five-year period.

During the year ended December 31, 2005, management decided to terminate the Bear Project and focus on other projects. There were no financial penalties associated with the termination of the Bear Project. As a result, capitalized costs of $602,193 were written-off in 2005.

(b) Picachos Project, Mexico

On July 14, 2004, the Company entered into an option agreement with RNC Gold Inc. ("RNC") to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico. In order to earn its interest, the Company had to incur $500,000 in exploration expenditures on or before December 31, 2005 and $1,000,000 on or before December 31, 2006. The Company also had to generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The former Chairman and CEO of the Company was also a director of RNC at the time the Option Agreement was signed. On January 12, 2005, the Chairman resigned as director of RNC. During the year ended December 31, 2005, a director of the Company was also a director of RNC. On February 28, 2006, this individual resigned as a director of RNC.

On October 14, 2005, the Company completed another agreement with RNC, granting the Company the right to acquire a 100% interest in the Picachos property portfolio. Under the terms of this agreement, the Company was granted the right at feasibility to acquire RNC's remaining 50% stake in the Picachos Project. The purchase price of $20,000,000 is payable as: $3,000,000 at the completion of a feasibility study, $9,000,000 at the commencement of commercial production, and $2,000,000 on each of the first through fourth anniversaries of the commencement of commercial production. The Company issued 200,000 common shares valued at $114,000 from its treasury to RNC as consideration for entering into this agreement.

In February 2006, RNC was acquired by Yamana Gold Inc. ("Yamana").

Further to a revised Letter of Intent with Yamana Gold Inc. and Minera Tango SA – a wholly owned subsidiary of Yamana (together referred as “Yamana”) on July 12, 2006, the Company entered into an Option Agreement with Yamana on December 22, 2006 whereby NWT can earn a 70% interest in the property.

Under the terms of the agreement, NWT must incur US$3,000,000 in exploration expenditures over the three year period ended December 22, 2009, pay US$400,000 in cash installments, including US$100,000 (paid) on the signing of a definitive option agreement (signed), and issue 1,000,000 shares over a three-year period, including 400,000 shares to be issued within 30 days and which are subject to a four-month hold period from the issue date (issued, valued at $272,000), in order to acquire a direct 70% ownership of the Picachos Project. The remaining shares will be issued in stages and will be subject to all required regulatory hold periods.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

6.          INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(b) Picachos Project, Mexico (continued)

On December 6, 2007, 200,000 common shares (valued at $114,000) were issued and $100,000 was paid to Yamana to comply with the terms of the agreement.

NWT will act as operator of the project. NWT and Yamana terminated the option agreement pertaining to the Picachos Project that was signed between NWT and RNC Gold Inc.

(c) Waterbury Project, Canada

On November 9, 2005, the Company completed a formal option agreement with CanAlaska Ventures Ltd. ("CanAlaska") to acquire up to a 75% ownership interest in nine uranium claims, collectively called the “Waterbury Project”, in the eastern Athabasca Basin, Saskatchewan, Canada. Under the terms of the formal option agreement, the Company was required to pay, in installments, a total of $150,000 ($25,000 paid in each of years 2005 and 2006 for a total of $50,000) to acquire an initial 50% interest in the Waterbury Project from CanAlaska. In addition, CanAlaska would receive a 3% net smelter royalty (NSR) and 300,000 common shares (100,000 issued in each of years 2005 and 2006, valued at $68,000 and $54,000 respectively) from the Company's treasury to be released in stages. The Company agreed to spend a minimum of $2,000,000 on the Waterbury Project prior to April 1, 2008.

The Company could increase its ownership to 60% by spending an additional $2,000,000 on the property within two years of vesting its 50% interest. Thereafter, the Company could increase its stake to 75% by completing a bankable Feasibility Study within two years from the date it vested its 60% interest. During this development stage, the Company would spend an annual minimum of $500,000 at Waterbury. CanAlaska would also receive an additional 200,000 common shares from the Company's treasury.

CanAlaska was to act as operator of the property until the Company had a vested 60% interest, at which time the Company may have become the operator.

On March 30, 2007, the option agreement with CanAlaska was amended. The new terms required the Company to make a cash payment of $25,000 (paid March 30, 2007) instead of $50,000 by April 1, 2007 and $75,000 instead of $50,000 by April 1, 2008. The Company's shares that were to be issued to CanAlaska by April 1, 2007 could be issued on or before April 1, 2008. The Company agreed to commit to an additional $511,000 for the 2007 exploration program, resulting in a total exploration expenditure commitment of $1,200,000 on the property for 2007.

On November 30, 2007, management decided to terminate the Waterbury Project and focus on other projects. There was a financial penalty of $252,358 associated with the termination of the Waterbury Project which was paid during the year ended December 31, 2007. As a result, capitalized costs of $1,639,305 were written-off in 2007.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

6.          INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(d) Fire Fly Project, United States

On December 9, 2005, the Company signed an option agreement to acquire 100% ownership of two uranium-vanadium mines, collectively called the “Firefly Project”, in the La Sal uranium district in southeastern Utah from GeoXplor Corp. ("GeoXplor").

Under the terms of the option agreement, the Company would pay US$5,100,000 to acquire the Firefly Project from GeoXplor, which included an initial payment of US$50,000 (paid) and a payment of US$50,000 upon receipt of board and regulatory approval. The Company would make an additional payment of US$5,000,000 to GeoXplor once a decision was made to commence production on the Firefly Project or on July 31, 2011, whichever date was earlier. In addition, and subject to board and regulatory approval, GeoXplor would receive 300,000 common shares from the Company's treasury which were to be issued, 100,000 common shares upon completion of a NI 43-101 Technical Report, and 100,000 common shares each on or prior to the first and second anniversaries of the execution date of the formal agreement. These shares would have been subject to any applicable regulatory hold periods. GeoXplor was also entitled to a 2% net smelter royalty on the production of uranium and vanadium from the Firefly Project.

The Company agreed to spend a minimum of US$700,000 on the Firefly Project on or prior to the third anniversary of the option agreement date.

The Company's management team elected not to proceed with the Firefly Project during the year ended December 31, 2006 as management believed that other projects had greater exploration potential. Accordingly, capitalized costs of $163,246 related to the project have been written off.

(e) Irhazer and In Gall Projects, Niger

On March 8, 2006, the Company acquired prospecting permits for two uranium properties, Irhazer and In Gall, located in the West African country of Niger. The Government of Niger has entered into a mining convention with the Company for the two uranium properties for a term of thirty (30) years. Each property consists of 2,000 square kilometres (500,000 acres) of mineral rights. The Company has the obligation to expend an aggregate of US$2,200,000 in exploration expenditures on each of the properties over a period of three years. The Government of Niger is entitled to a 10% retained interest and up to a 20% participating interest on production.

Finder's fees of 40,000 common shares valued at $49,600 were issued to a consultant during the year ended December 31, 2006.

See Note 11 for details of the Niger Uranium transaction (Disposition of Irhazer and In Gall Projects).

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

6.          INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(f) North Rae Uranium Project, Canada

On March 2, 2006, the Company signed a Letter of Intent to acquire a controlling interest in an uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (“Azimut”). The “North Rae Uranium Project” consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares).

The Company finalized the North Rae Option Agreement with Azimut on January 9, 2007. Under the terms of the agreement, the Company can earn an initial 50% in the property by incurring $2,900,000 in work expenditures, paying $210,000 cash ($80,000 paid) and issuing 150,000 common shares (50,000 issued in 2007 valued at $40,500 and 100,000 issued in 2006 valued at $94,000) over the next five years. NWT can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing 100,000 common shares, incurring $1,000,000 ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut would retain a 2% yellow cake royalty. The Company is the operator of the project.

NWT had fulfilled its commitments until a Termination Agreement was signed between NWT and Azimut on June 30, 2008, under the terms of which Azimut would be able to terminate the option agreement upon payment of $4,000,000 in cash and 1,100,000 common shares in its company to NWT. Subsequently, an amendment to the Termination Agreement was signed on October 3, 2008, which modified the initial termination agreement with the new terms being a cash payment of $4,000,000 over 2 years, issuance of 1,1000,000 common shares, and delivery of a $2,000,000 debenture by Azimut. This agreement was further amended on November 7, 2008, with the expiration of the agreement extended until December 31, 2008. As of December 31, 2008, Azimut had still not fulfilled the cash payment and share issuance requirements and thus the Termination Agreement lapsed with the initial Option Agreement back in effect. NWT is in good standing as per the contract as the Termination Agreements stated that any expenditure incurred by Azimut between the signing of the Termination Agreement and the Option Agreement taking effect upon delivery of cash and shares would accrue to NWT's account. Azimut had incurred enough expenditure to fulfill NWT's obligation per the contract for the 2008 fiscal year.

Annual budgets approved by the Company and Azimut represent firm commitments by the Company in order to maintain the property option agreement in good standing.

(g) Daniel Lake Uranium Project

On January 24, 2007, the Company entered into a definitive option agreement with Azimut to expand their uranium project in the Ungava Bay region of northern Quebec. Under the terms of the agreement, NWT would acquire controlling interest in a second property that is contiguous with its North Rae Uranium Project disclosed in Note 6(f). This new property, Daniel Lake Uranium Project, consists of an additional two blocks representing 862 claims with a total area of 390.3 square kilometres or 96,445 acres (39,030 hectares).

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

6.          INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(g) Daniel Lake Uranium Project (continued)

Under the terms of the definitive option agreement, NWT will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares (100,000 issued in 2007 and valued at $75,000 upon signing of agreement and 100,000 shares issued upon first anniversary of the agreement). An initial payment of $50,000 was due within 15 days of the option agreement (paid) and $30,000 was payable upon the first anniversary of the option agreement (paid). NWT will also spend a total of $2,600,000 in exploration expenditures on the property in tranches over five years, of which the Company incurred expenditures of $300,000 during the first year of the agreement, to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares will be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the option agreement (subject in each case to TSX Venture Exchange approval). Shares are subject to all required regulatory hold periods. NWT can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, NWT must also incur a minimum additional $1,000,000 in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event NWT does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it shall pay Azimut a final cash payment of $100,000.

On January 4, 2008, 100,000 common shares valued at $59,000 were issued to Azimut to comply with the definitive option agreement.

NWT had fulfilled its commitments until a Termination Agreement was signed between NWT and Azimut on June 30, 2008, under the terms of which Azimut would be able to terminate the option agreement upon payment of $4,000,000 in cash and 1,100,000 common shares in its company to NWT. Subsequently, an amendment to the Termination Agreement was signed on October 3, 2008, which modified the initial termination agreement with the new terms being a cash payment of $4,000,000 over 2 years, issuance of 1,1000,000 common shares, and delivery of a $2,000,000 debenture by Azimut. This agreement was further amended on November 7, 2008, with the expiration of the agreement extended until December 31, 2008. As of December 31, 2008, Azimut had still not fulfilled the cash payment and share issuance requirements and thus the Termination Agreement lapsed with the initial Option Agreement back in effect. NWT is in good standing as per the contract as the Termination Agreements stated that any expenditure incurred by Azimut between the signing of the Termination Agreement and the Option Agreement taking effect upon delivery of cash and shares would accrue to NWT's account. Azimut had incurred enough expenditure to fulfill NWT's obligation per the contract for the 2008 fiscal year.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

7.          SHARE CAPITAL

a)	Authorized

Unlimited number of common shares

b)	Issued and outstanding

	Number of
	Shares	Amount

Balance, December 31, 2006	104,489,753	$18,478,026

Shares issued for interest in exploration
properties and deferred exploration
expenditures (Notes 6(b)(f)(g))	350,000	229,500
Exercise of options	782,500	320,000
Fair value of option exercise	-	217,500
Exercise of warrants	409,089	286,363
Fair value of warrant exercise	-	43,454

Balance, December 31, 2007	106,031,342	19,574,843

Shares issued for interest in exploration
properties and deferred exploration
expenditures (Notes 6(g))	100,000	59,000
Private placement (i)	20,000,000	1,000,000

Balance, December 31, 2008	126,131,342	$20,633,843

(i)	On October 14, 2008, the Company completed a private placement financing of 20,000,000 common shares for gross proceeds of $1,000,000.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

8.          COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

The following table represents a continuity of warrants for the years ended December 31, 2008 and 2007:

		January 1,				December 31,	December 31,
	Exercise	2008				2008	2008
Expiry Date	Price	Balance	Issued	Exercised	Expired	Balance	Fair Value

Warrants
May 5, 2008	$1.15	10,572,013	-	-	(10,572,013)	-	$-

		10,572,013	-	-	(10,572,013)	-	$-

		January 1,				December 31,	December 31,
	Exercise	2007				2007	2007
Expiry Date	Price	Balance	Issued	Exercised	Expired	Balance	Fair Value

Warrants
December 21, 2007	$0.70	454,543	-	(409,089)	(45,454)	-	$-
May 5, 2008	$1.15	10,572,013	-	-	-	10,572,013	3,138,900

		11,026,556	-	(409,089)	(45,454)	10,572,013	$3,138,900

Broker Warrants
November 5, 2007	$1.15	1,480,082	-	-	(1,480,082)	-	-

		12,506,638	-	(409,089)	(1,525,536)	10,572,013	$3,138,900

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

9.          STOCK OPTIONS

The Company has a stock option plan for the purchase of common shares for its directors, officers, employees and other service providers. The aggregate number of common shares reserved for issuance under the stock option plan is the lesser of 7,200,000 common shares and 10% of the issued and outstanding common shares of the Company. The options are non-assignable and non-transferable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements. The following table represents a continuity of stock options for the years ended December 31, 2008 and 2007:

		Weighted Average
	Number of	Exercise Price
	Stock Options	$

Balance, December 31, 2006	3,580,000	0.630
Options granted (1)(2)(3)(4)(5)(6)(7)(8)(9)	1,375,000	0.835
Options exercised	(782,500)	0.408
Options cancelled	(412,500)	0.535

Balance, December 31, 2007	3,760,000	0.762
Options granted (10)(11)	4,350,000	0.152
Options expired	(80,000)	0.470
Options cancelled	(3,130,000)	0.753

Balance, December 31, 2008	4,900,000	0.231

(1) On January 1, 2007, the Company granted 250,000 incentive stock options to a consultant, pursuant to the Company's stock option plan, at an exercise price of $0.84 per share. The options were exercisable for a period of five years. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 85%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $125,750 was to be classified as stock based compensation and credited to contributed surplus as the options vest. The options vest over a two-year period. For the year ended December 31, 2008, the impact on income was $26,198. These options were cancelled during the year.

(2) On April 17, 2007, Primoris Group Inc. was granted an option to purchase an additional 200,000 common shares of the Company at an exercise price of $0.81 per share for a period of up to five years, expiring April 17, 2012. The options vest in tranches over 12 months, with no more than 25% vesting in any single three-month period. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $94,600 was to be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $8,212. These options were cancelled during the year.

(3) On April 30, 2007, 100,000 stock options were granted to an officer of the Company who subsequently resigned in fiscal 2007, each such option entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.77. The options were to vest in stages over two years and expire on April 30, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $44,900 was not charged to stock based compensation and credited to contributed surplus as the options did not vest. These options were cancelled in fiscal 2007.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

9.          STOCK OPTIONS (continued)

(4) On May 8, 2007, 25,000 stock options were granted to an employee of the Company who subsequently resigned in fiscal 2007, each such option entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.85. The options vest in stages over two years and expire on May 8, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 4.16% and an expected average life of 3.5 years. The estimated value of $12,350 was classified as stock based compensation and credited to contributed surplus as the options vest. These options were cancelled in fiscal 2007.

(5) On June 4, 2007, an aggregate of 200,000 stock options were granted to a director and consultant (100,000 stock options each) of the Company, each such option entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.72. The options were to vest in stages over two years and expire on June 4, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 4.55% and an expected average life of 3.5 years. The estimated value of $84,600 was classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $21,738.

(6) On July 4, 2007, an aggregate of 200,000 stock options were granted to a director of the Company, each such option entitles the holder thereof to acquire one common share of the Company at an exercise price of $1.03. The options were to vest in stages over two years and expire on July 4, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 77%; risk-free interest rate of 4.60% and an expected average life of 3.5 years. The estimated value of $116,000 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $48,333.

(7) On July 16, 2007, an aggregate of 250,000 stock options were granted to a officer of the Company, each such option entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.91. The options were to vest in stages over two years and expire on July 16, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 77%; risk-free interest rate of 4.63% and an expected average life of 3.5 years. The estimated value of $128,250 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $2,894. These options were cancelled during the year.

(8) On August 28, 2007, an aggregate of 100,000 stock options were granted to a director of the Company, each such option entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.71. The options vest in stages over two years and expire on August 28, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 78%; risk-free interest rate of 4.19% and an expected average life of 3.5 years. The estimated value of $40,400 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $21,883.

(9) On August 28, 2007, an aggregate of 50,000 stock options were granted to a employee of the Company, who resigned in fiscal 2008, each such option entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.58. The options expire October 12, 2012. The options were cancelled in fiscal 2008 prior to meeting the vesting requirements. As a result, no fair market value was assigned to the stock options.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

9.          STOCK OPTIONS (continued)

(10) On March 11, 2008, an aggregate of 50,000 stock options were granted to an employee of the Company, each such option entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.30. The options vest in stages over two years and expire on March 11, 2013. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; risk-free interest rate of 2.99% and an expected average life of 3.5 years. The estimated value of $11,850 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $2,962. These options were cancelled during the year.

(11) On August 15, 2008, an aggregate of 4,300,000 stock options were granted to officers, directors and consultants of the Company, each such option entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.15. The options vest immediately and expire on August 15, 2013. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 92%; risk-free interest rate of 3.04% and an expected average life of 3.5 years. The estimated value of $305,300 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $305,300.

As at December 31, 2008, the Company had the following stock options outstanding:

		Weighted
		Average	Weighted
		Remaining	Average
Outstanding	Exercisable	Contractual	Exercise	Expiry
Options	Options	Life (years)	Price ($)	Date

200,000	200,000	2.40	0.68	May 25, 2011
100,000	75,000	3.43	0.72	June 4, 2012
200,000	100,000	3.51	1.03	July 4, 2012
100,000	50,000	3.66	0.71	August 28, 2012
4,300,000	4,300,000	4.62	0.15	August 15, 2013

4,900,000	4,725,000	4.44	0.23

10.        RELATED PARTY TRANSACTIONS

The Company incurred $624,422 in fiscal 2008 (2007 - $388,767; 2006 - $556,633) for consulting and directors' fees rendered by directors and officers of the Company. The entire amount has been expensed in the statements of operations. Included in accounts payable and accrued liabilities at December 31, 2008 is $10,462 (2007 - $50,352) owing to these related parties.

During the year ended December 31, 2007, a total of $576,133 was charged to Niger Uranium Limited (Note 11) for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties. As at December 31, 2008, $Nil (2007 - $576,133) was receivable from Niger Uranium Limited.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

11.        NIGER URANIUM LIMITED TRANSACTION

On June 4, 2007, NWT entered into a Joint Venture Agreement with UraMin Inc. ("UraMin"), an arm's length party which was subsequently acquired by Areva NC, to form a new corporation called Niger Uranium Limited (“Niger Uranium”) that will conduct an exploration program on a total of eight uranium concessions in Niger.

Pursuant to the Asset Purchase Agreement governing this arrangement, NWT received a 50% interest consisting of 31,955,000 shares in Niger Uranium, valued at $15,982,500, and a cash payment of $4,800,000. NWT is entitled to receive a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from its Irhazer and In Gall concessions, which are the two properties that were contributed by NWT to Niger Uranium's portfolio. UraMin contributed the balance of six uranium properties to Niger Uranium as well as a cash payment of US$15,000,000 (C$15,982,500) in exchange for a 50% interest consisting of 31,955,000 shares in Niger Uranium. UraMin is entitled to receive a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the six properties it contributed to Niger Uranium.

On July 26, 2007, NWT and UraMin announced that they had completed the forming of Niger Uranium. Furthermore, NWT and UraMin contributed, a total of eight uranium concessions to Niger Uranium SA, which is a company that is a wholly owned subsidiary of Niger Uranium.

On August 1, 2007, Niger Uranium completed a private placement to raise gross proceeds of US$19,000,000 (C$20,244,500, 9,515,000 UK pound sterling), with Haywood Securities (UK) Ltd. as agent. In the financing, Niger Uranium issued 19,090,000 shares at a price of 0.50 UK pound sterling per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 0.50 UK pound sterling per share for a period of two years.

The total consideration received by NWT for the Irhazer and In Gall Projects (Niger) was calculated as follows:

Consideration received:

Cash	$4,800,000
31,955,000 Niger Uranium Limited common shares	15,982,500

Total sale price	$20,782,500

Details of the net assets sold are summarized below:

Fixed assets, net	$191,995
Interest in exploration properties and deferred exploration
properties - Irhazer and In Gall Projects, Niger	1,330,497

$1,522,492

Gain on disposition of Irhazer and In Gall Projects, Niger	$19,260,008

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

12.        INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 34% (2007 - 34%; 2006 - 36%) to the amounts recognized in the statements of operations:

For the years ended December 31,	2008	2007	2006

(Loss) income before taxes	$(3,752,465)	$15,410,918	$(2,790,340)

Expected income tax (recovery) expense	(1,257,075)	5,239,700	(1,004,500)
Permanent differences	163,265	122,100	(28,600)
Tax rate changes and other adjustments	1,043,121	(102,866)	(35,156)
Effects of loss carryback	(910,965)	-	-
Increase (decrease) in valuation allowance	-	(1,593,400)	699,400

Income tax (recovery) expense reflected in the
statement of operations	$(961,654)	$3,665,534	$(368,856)

The Company's income tax (recovery) expense is allocated as follows:

Current tax (recovery) expense	$(1,030,673)	$3,312,134	$-
Future tax (recovery) expense	69,019	353,400	(368,856)

	$(961,654)	$3,665,534	$(368,856)

The Company's future income tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007

Future Income Tax Assets
Fixed assets	58,981	(4,400)
Share issue costs	175,962	308,400

	234,943	304,000
Less: allocated against future income tax liabilities	(234,943)	(304,000)

Net future income tax assets	$-	$-

Future Income Tax Liabilities
Exploration properties	$(657,362)	$(657,400)
Unrealized gain on long-term investments	-	(314,553)
Less: reduction due to allocation of applicable future
income tax assets	234,943	304,000

	$(422,419)	$(667,953)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

13.        SEGMENTED INFORMATION

The Company's principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada, Mexico and Niger. Cash and short term investments of $7,455,957 (2007 - $13,090,154) are held in Canadian chartered banks, $26,374 (2007 - $128,964) held in Mexico and $4,895 (2007 - $4,895) is held in Niger. Total assets are held as follows:

December 31, 2008	Canada	Mexico	Niger	Total

Current assets	$10,472,027	$26,374	$4,895	$10,503,296
Investment in exploration properties and
deferred exploration expenditures	1,873,170	2,118,897	-	3,992,067
Equipment	482,811	-	-	482,811
Other assets	34,154	-	3,107,920	3,142,074

	$12,862,162	$2,145,271	$3,112,815	$18,120,248

December 31, 2007	Canada	Mexico	Niger	Total

Current assets	$13,571,674	$128,964	$581,028	$14,281,666
Investment in exploration properties and
deferred exploration expenditures	3,349,467	1,990,494	-	5,339,961
Equipment	676,627	-	-	676,627
Other assets	61,119	-	17,067,165	17,128,284

	$17,658,887	$2,119,458	$17,648,193	$37,426,538

Substantially all of the Company's operating expenses are incurred in Canada.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

14.        DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The following represents the material adjustments to the consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 in order to conform to accounting principles generally accepted in the United States (“US GAAP”).

As at December 31,	2008	2007

Assets
Canadian GAAP	$18,120,248	$37,426,538
Exploration properties and deferred exploration expenditures (a)	(2,721,366)	(4,138,093)

US GAAP	$15,398,882	$33,288,445

Future Income Taxes
Canadian GAAP	$(422,419)	$(667,953)
Change in tax rate (c)	-	(139,900)
Exploration properties and deferred exploration expenditures expensed (a)	734,769	1,333,500
Increase in valuation allowance	(312,350)	(840,200)

US GAAP	$-	$(314,553)

As at December 31,	2008	2007	2006

Capital Stock
Canadian GAAP	$20,633,843	$19,574,843	$18,478,026
Flow through shares (b)	247,389	247,389	247,389

US GAAP	$20,881,232	$19,822,232	$18,725,415

Retained earnings (deficit)
Canadian GAAP	$3,598,458	$6,389,269	$(5,356,115)
Cumulative exploration properties adjustment (a)	(2,721,366)	(4,138,093)	(3,078,668)
Future income tax adjustment (b)	69,019	353,400	(368,856)
Flow-through shares (b)	(247,389)	(247,389)	(247,389)

US GAAP	$698,722	$2,357,187	$(9,051,028)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

14.        DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

For the periods ended December 31,	2008	2007	2006

Statement of Operations
Net (loss) income and comprehensive (loss) income
under Canadian GAAP	$(17,041,652)	$12,515,496	$(2,421,484)
Exploration properties and deferred exploration expenditures (a)	(444,170)	(2,166,074)	(2,302,282)
Gain on disposition of Irhazer and In Gall Projects, Niger (e)	-	1,106,649	-
Future income taxes (b)	69,019	353,400	(368,856)
Flow-through shares (b)	-	-	(202,189)

Net loss and comprehensive loss under US GAAP	$(17,416,803)	$11,809,471	$(5,294,811)

Basic and diluted (loss) income per share - US GAAP	$(0.16)	$0.11	$(0.06)

Statement of Cash Flows
Cash flows from operating activities under Canadian GAAP	$(6,068,066)	$(1,899,550)	$(1,355,091)
Exploration properties and deferred exploration expenditures (a)	(385,170)	(3,694,721)	(3,030,498)

Cash flows from operating activities under US GAAP	$(6,453,236)	$(5,594,271)	$(4,385,589)

Cash flows from investing activities under Canadian GAAP	$11,597,095	$(3,283,747)	$(12,858,160)
Exploration properties and deferred exploration expenditures (a)	385,170	3,694,721	3,030,498

Cash flows from investing activities under US GAAP	$11,982,265	$410,974	$(9,827,662)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

14.        DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a) Exploration Properties and Deferred Exploration Expenditures
Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized during the search for a commercially mineable body of ore. In 2006, for purposes of US GAAP, the Company expensed resource property acquisition costs. Under US GAAP, the Company capitalizes mineral property acquisition costs. This change has been applied retrospectively and the comparatives for 2006 and 2005 and have been re-stated accordingly. The amounts capitalized for the years ended December 31, 2006 and 2005 were $1,108,762 and $299,315 respectively, with a corresponding reduction in net loss of $809,447 and $247,815. This change did not affect basic and diluted loss per share for the year ended December 31, 2006. The basic and diluted loss per share for the year ended December 31, 2005 increased by $0.01 per share to a loss of $0.02 per share.

Under US GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that economically proven and probable reserves exist, after which all costs are capitalized. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves. For the purposes of the consolidated statements of cash flows, exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP. Under US GAAP, the property expenditure advances would be classified as current assets on the balance sheet and included in the amounts receivable and prepaid expenses.

(b) Flow-through Shares
Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed, when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. Under US GAAP, the amounts received from the issuance of flow-through shares and not yet expended on the related exploration costs are separately classified as restricted cash. As at December 31, 2008 and 2007, there were no unexpended flow-through funds.

(c) Income Taxes
Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes.

(d) Stock-Based Employee Compensation
On September 26, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options. Consequently, there were no differences between Canadian and US GAAP with respect to options granted since inception.

(e) Gain on Disposition of Irhazer and In Gall Projects, Niger
During the year ended December 31, 2007, the Company disposed of some of its resource properties. The gain for US GAAP purposes would be higher than for Canadian purposes due to the cost base that exists for Canadian purposes as resource property acquisition costs and exploration costs were capitalized.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

14.        DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f) Recent Accounting Pronouncements

Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. On February 12, 2008, the FASB delayed the effective date for non-financial assets and liabilities to fiscal years beginning after November 15, 2008; however, the effective date for financial assets remains intact. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated results of operations and financial position.

Business Combinations
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations” (“SFAS 141”). This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No.141(R) are applied prospectively, the impact of this standard cannot be determined until the transaction occurs.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities
In June 2008, the FASB issued Staff Position (“FSP”) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("EITF 03-6-1") Securities participating in dividends with common stock according to a formula are participating securities. This FSP determined unvested shares of restricted stock and stock units with non-forfeitable rights to dividends are participating securities. Participating securities require the “two-class” method to be used to calculate basic earnings per share. This method lowers basic earnings per common share. This FSP takes effect in the first quarter of fiscal years beginning after December 15, 2008 and will be applied retrospectively for all periods presented. It will be effective for the Company on January 1, 2009. The Company does not expect FSP EITF 03-6-1 to have a material effect on its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the potential impact of the adoption of SFAS 162.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

15.        SUPPLEMENTAL CASH FLOW INFORMATION

				Cumulative
	2008	2007	2006	from inception
	$	$	$	$

Interest paid	-	920	-	3,899
Income taxes paid	3,211,600	-	-	-
Warrants issued for services provided	-	-	770,214	796,736
Change in accrued exploration expenditures	(23,629)	51,690	110,613	201,384
Change in accrued share issue costs	-	-	(19,897)	-
Value of shares and options issued to acquire
exploration properties	59,000	229,500	521,119	991,619
Change in accrued capitalized interest	(39,001)	54,324	176,384	191,707
Change in accrued prepaid expenditures	(26,965)	(71,973)	133,092	34,154

16.        COMMITMENTS AND CONTINGENCIES

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

17.        RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

Based upon a re-evaluation of the nature of the relationship between the Company and Niger Uranium (note 11), the Company has determined that it has never exerted significant influence over Niger Uranium. As a result of this determination, accounting for the investment in Niger Uranium under the equity method was not appropriate in the prior year. Consequently, the investment has been reclassified as an available-for-sale financial instrument recorded initially at fair value with changes in fair value reflected through other comprehensive income until the investment is derecognized or impaired. The effect of this restatement as at December 31, 2007 and for the year then ended has been to increase the carrying value of the investment by $1,084,666, increase net comprehensive income and accumulated other comprehensive income by $770,112 and increase future income tax liability by $314,553.

Due to the restatement, the reported comprehensive income for the year increased from $11,745,384 to $12,515,496.

18.        COMPARATIVE INFORMATION

Certain comparative figures have been reclassified to conform with current year financial statement presentation.

19.        SUBSEQUENT EVENT

On February 13, 2009, the Company granted 5,200,000 options to various directors, officers, employees and consultants. The options vested immediately, are exercisable at $0.10 per share and expire on February 13, 2014.